Exhibit 23.6

Consent of Independent Auditors

The Audit Committee of the Board of Directors

First Texas BHC, Inc. and Subsidiaries

Fort Worth, Texas

Ladies and Gentlemen:

We consent to the use, in this Registration Statement on Form S-4 of Simmons First National Corporation filed July 24, 2017, of our report dated March 13, 2017 on our audits of the consolidated financial statements of First Texas BHC, Inc. and Subsidiaries as of December 31, 2016 and 2015 and for each of the three years in the period ended December 24, 2016, which is contained therein. We also consent to the references to our firm under the caption “Experts” in the joint proxy statement/prospectus in the Registration Statement.

/s/ Payne & Smith, LLC

Dallas, Texas

July 24, 2017